[St. Joe Letterhead]

January 17, 2014

Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	The St. Joe Company
Preliminary Proxy Statement on Schedule 14A
Filed December 11, 2013
File No. 001-10466

Dear Ms. Gowetski:

Set forth below is the response of The St. Joe Company (“we” or the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 9, 2014 (the “Comment Letter”). The Company has previously filed with the Securities and Exchange Commission (the “Commission”), via EDGAR, its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). As discussed in our telephone conversation on January 13, 2014, we have attached to this correspondence the changes that we would propose to make to the Proxy Statement to address your comments.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

General

1.	Please revise your disclosure to provide the material terms of the Timber Notes. Please annex a form of the Timber Notes to the proxy statement or advise.

The Company acknowledges the Staff’s comment. As discussed during our telephone conversation on January 13, 2014, the Company would propose to revise its disclosure on pages 5, 11-12 and 35-36 of the Proxy Statement to include a brief description of the Timber Note transaction. We have attached the proposed revised pages as Annex 1-A to this letter. Also as discussed during this call, the Company has attached as Annex 1-B a form of the Timber Note that will be used if the Company elects to receive a portion of the purchase price in the form of a Timber Note.

Securities and Exchange Commission

Jennifer Gowetski

January 17, 2014

2.	We note your disclosure throughout the document that the Timber Notes will be irrevocably secured by letters of credit. Please revise to clarify whether the institution(s) that will provide the letters of credit have been identified or when they will be identified.

The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that, in the event it elects to receive a portion of the purchase price in the form of a Timber Note, its decision as to a particular financial institution would not be made until shortly prior to the closing of the Transaction and will be driven by the financial terms offered by the financial institution. The Company has included in the proposed disclosure of the Timber Note transaction referenced in question 1 above, its confirmation that any financial institution which is selected to provide the standby letter of credit would have a Standard & Poor’s Rating of “A-” or better.

Reasons for and Risks Associated with the Transaction, page 2

3.	Please revise the summary risk factors on page 3 to include the risks related to the possibility that you may elect to receive the purchase price in Timber Notes or a combination of cash and Timber Notes.

The Company acknowledges the Staff’s comment. As discussed during our telephone conversation on January 13, 2014, in the event we elect to receive a portion of the purchase price in the form of a Timber Note, the Company would, in a short period of time after its issuance, monetize approximately 85%–90% of the face value of the Timber Note. The risk with respect to the non-monetized value of the Timber Note is the failure of the financial institution providing the standby letter of credit during the 15-20 year term of the Timber Note. After considering the potential risks related to the Timber Note, the portion of the value of the Timber Note that would remain non-monetized, the credit rating criteria set for the financial institution, the short period of time between closing of the Transaction and monetization of the Timber Note, the Company respectfully submits that it believes the risk of failure of the financial institution is not a material risk and therefore no risk factor disclosure is necessary.

Securities and Exchange Commission

Jennifer Gowetski

January 17, 2014

Transaction Consideration, page 4

4.	Please revise here, and elsewhere, as applicable, to provide the purchaser’s sources of funds for the Transaction. If the purchaser does not have sufficient cash on hand to pay the full purchase price, please revise your disclosure in this section and elsewhere, as applicable, to so state.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the purchaser, AgReserves, has advised the Company that it has sufficient cash on hand to pay the full purchase price in the Transaction. The Company has included in the proposed disclosure of the Timber Note transaction referenced in question 1 above, a statement that AgReserves has advised the Company that it has sufficient cash on hand to pay the full purchase price in the Transaction.

5.	Please tell us with a view toward disclosure the circumstances in which you will elect to receive the purchase consideration in Timber Notes or a combination of cash and Timber Notes. We may have further comments.

The Company acknowledges the Staff’s comment. As discussed during our telephone conversation of January 13, 2014, the Company respectfully advises the Staff that the Company’s decision to elect to receive a Timber Note as a portion of the purchase price in the Transaction will be driven by business, strategic and tax objectives as well as an evaluation of the market rates available for the monetization of the Timber Note.

Background of the Transaction, page 21

6.	Please revise to provide additional detail regarding the company A offer and reasons for its rejection or advise.

The Company acknowledges the Staff’s comment. The Company would propose to revise its disclosure on page 23 of the Proxy Statement to provide additional detail regarding the Company A offer and the Company’s reasons for its rejection. We have attached the proposed revised page as Annex 6-A to this letter.

Securities and Exchange Commission

Jennifer Gowetski

January 17, 2014

In responding to your comments, we acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call the undersigned at 850-231-7407 or our outside counsel Kara MacCullough of Greenberg Traurig, P.A. at 954-768-8255.

Sincerely,

/s/ Marek Bakun
Marek Bakun Chief Financial Officer

Securities and Exchange Commission

Jennifer Gowetski

January 17, 2014

Annex 1-A

Please see attached.

Securities and Exchange Commission

Jennifer Gowetski

January 17, 2014

Annex 1-B

Please see attached.

EXHIBIT J

Form of Timber Note

PURCHASE NOTE NO. P-[ 1-            ]

[$___________]	[________, 2014	]

FOR VALUE RECEIVED, the undersigned, PANAMA CITY TIMBER FINANCE COMPANY, LLC, a Delaware limited liability company (the “Maker”), hereby promises to pay to the order of THE ST. JOE COMPANY, a Florida corporation (the “Initial Holder”), or its successors, assigns or transferees (the Initial Holder and any such successor, assign or transferee being referred to herein as the “Holder”), in immediately available funds, the principal amount of [            ] Dollars, together with interest thereon at the Interest Rate (as defined below), such interest payable in arrears on each Interest Payment Date (as defined below) from and including the date hereof to but excluding the date this Purchase Note is paid in full. The principal amount of this Purchase Note is due and payable on [            ] (the “Stated Maturity Date”). In certain events hereinafter described, this Purchase Note may become due and payable prior to its stated maturity.

This Purchase Note is not subject to redemption or prepayment at the election of the Maker prior to maturity, in whole or in part.

This Purchase Note is one of [            ] Purchase Notes numbered P-1 to P-[            ],1 inclusive, [each in the principal amount of $            ] (the “Purchase Notes”), delivered by the Maker to the Holder pursuant to the Purchase Agreement.

All payments of principal and interest in respect of this Purchase Note and other amounts owed by the Maker hereunder shall be made in U.S. Dollars in immediately available funds to the order of the Holder by wire transfer to such account as may be specified from time to time by the Holder to the Maker in writing or, at the option of the Holder hereof, by check to such address as the Holder shall have designated to the Maker in writing. If any payment of principal of, or interest on, or any other amount owed by the Maker under this Purchase Note becomes due and payable on a day other than a Business Day (as defined below), the maturity thereof shall be extended to the next succeeding Business Day (unless such Business Day falls in another calendar month, in which case the date for payment thereof shall be the next preceding Business Day). If the date for any payment of principal is extended by operation of law or otherwise, interest thereon shall be payable for such extended time.

This Purchase Note is entitled to the benefits of the Irrevocable Standby Letter of Credit No. [            ] (the “Letter of Credit”) of [            ] (the “Bank”), in the initial stated amount of [            ] and subject to periodic increase and decrease as provided therein. The Letter of Credit expires on [insert date that is [15] days after the Stated Maturity Date in paragraph 1 above] unless earlier extended or terminated as set forth therein.

[1]	Drafting Note: Insert references to the Timber Notes issued pursuant to the Purchase Agreement that are supported by letters of credit issued by the same Bank that is the issuer of the letter of credit supporting this Note.

[At any time that the long-term unsecured senior debt obligations of the Bank or any Substitute L/C Bank (as defined below), as applicable, are no longer rated at least [            ] by Standard & Poor’s and [            ] by Moody’s (a “Substitution Event”)2, (i) the Holder shall have the right, but not the obligation, to require that the Maker provide a substitute standby letter of credit (the “Substitute L/C,” which term shall include any substitute letter of credit issued to renew, extend or replace any Letter of Credit or Substitute L/C) issued by a bank or other financial institution (the “Substitute L/C Bank”) designated by Holder to replace the Letter of Credit (a Substitute L/C provided as contemplated in this clause (i), a “Holder Requested Substitute L/C”) and (ii) if the Holder has not exercised its right to require that the Maker provide a Holder Requested Substitute L/C within thirty (30) days of receipt of notice from the Maker of the occurrence of a Substitution Event, the Maker shall have the right, but not the obligation, by delivering not less than forty-five (45) days’ prior written notice to the Holder, to provide a Substitute L/C issued by a Substitute L/C Bank reasonably satisfactory to the Holder (a Substitute L/C provided as contemplated in this clause (ii), a “Maker Provided Substitute L/C”).] If (i) the Holder exercises its right to require that the Maker provide a Holder Requested Substitute L/C or (ii) the Maker exercises its right to provide a Maker Provided Substitute L/C:

(a) the Maker shall execute a reimbursement agreement (the “Substitute Reimbursement Agreement”) with the Substitute L/C Bank substantially similar in all material respects to that certain Reimbursement Agreement, dated as of [            ], 2014 (the “Reimbursement Agreement”), between the Maker and the Bank relating to the Letter of Credit (except that the Maker shall be entitled to require the language appearing in Section             of the Reimbursement Agreement and Section             of the Pledge Agreement without modification)3 and execute such other documents in such form as the Holder or the Substitute L/C Bank shall reasonably request, including, without limitation, a pledge agreement (the “Substitute Pledge Agreement”) pursuant to which the Maker shall assign and pledge to the Substitute L/C Bank, and grant a security interest to the Substitute L/C Bank in, among other things, the Substitute Collateral Note (as defined below), as security for the obligations of the Maker under the Substitute Reimbursement Agreement and the Substitute Pledge Agreement; provided, that in no event shall any Member Note or Transferee Member Note (each as defined in the LLC Agreement) be pledged to the Substitute L/C Bank nor shall the Substitute L/C Bank obtain a security interest in any Member Note or Transferee Member Note; and

(b) the Maker shall cause the Bank or Substitute L/C Bank, as applicable, to release its security interest in the collateral pledged pursuant to the Pledge Agreement (the “Collateral”), and the Maker shall apply the proceeds of the Collateral to acquire a Collateral Note from the Substitute L/C Bank (a “Substitute Collateral Note”), in a principal amount equal to the principal amount of this Purchase Note.

[2]	Drafting Note: If negotiated by Seller, Substitution Rights to be conformed to Timber Note Indicative Terms as contained in Exhibit J to the Purchase Agreement.
[3]	Drafting Note: Add references to the relevant provisions of the Reimbursement Agreement and the Pledge Agreement stating that the reimbursement obligations of the Bank against the Maker are recourse only against the Collateral Notes.

If the Letter of Credit is replaced with a Substitute L/C, references herein to the Letter of Credit shall be deemed to refer to such Substitute L/C, references herein to the Reimbursement Agreement and the Pledge Agreement shall mean the related Substitute Reimbursement Agreement and the related Substitute Pledge Agreement, respectively, and references to the Bank shall be deemed to refer to the related Substitute L/C Bank, as the context requires or permits.

If the Holder has exercised its right to require that the Maker provide a Holder Requested Substitute L/C and if the Maker is unable to acquire such a Substitute L/C on the terms described above (including the acquisition of a Substitute Collateral Note described above), the Holder shall have the right to require the Maker to procure some other form of credit enhancement satisfactory to the Holder (a “Substitute Credit Enhancement”) in lieu of a Substitute L/C.

The Holder shall pay all costs and reasonable out-of-pocket expenses incurred by the Maker in connection with (i) the provision by the Maker of a Holder Requested Substitute L/C or (ii) the provision by the Maker of a Substitute Credit Enhancement; provided, however, that, the Holder shall be required to reimburse fees and commissions payable to the Substitute L/C Bank or to the provider of Substitute Credit Enhancement, as the case may be, only to the extent the net present value of such fees and commissions exceeds the net present value of the fees and commissions remaining to be paid, if any, to the issuer of the Letter of Credit so substituted and provided further that, the amount of costs and expenses to be reimbursed by the Holder shall be reduced by the amount standing to the credit of the Replacement Reserve Account, if any. The Maker shall bear all costs and reasonable out-of-pocket expenses incurred in connection with the provision of a Maker Provided Substitute L/C.

If any of the following events (each, an “Event of Default”) occurs and is continuing for any reason (and whether such occurrence is voluntary or involuntary or comes about or is effected by operation of law or otherwise):

(i) default in the payment when due (whether at maturity, by acceleration, upon notice of termination of the Letter of Credit or otherwise) of any principal of or interest on any of the Purchase Notes and, in the case of interest only, continuance of such default for three (3) Business Days;

(ii) the filing by the Maker of a petition or answer or consent seeking relief under Title 11 of the United States Code, as now or hereafter in effect, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by the Maker to the institution of proceedings under such Title 11 or any such other law or to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) with respect to the Maker or any part of its property, or the making by the Maker of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as they become due, or the taking of corporate action to authorize any of the foregoing;

(iii) the entry of a decree or order by a court having jurisdiction for relief in respect of the Maker under Title 11 of the United States Code, as now or hereafter in effect, or any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Maker or any part of its properties, or ordering the winding-up or liquidation of the affairs of the Maker;

(iv) commencement of an involuntary case or other proceeding against the Maker under Title 11 of the United States Code, as now or hereafter in effect, or any other applicable federal or state bankruptcy, insolvency or other similar law which is not dismissed within 60 days of the commencement of the case or other proceeding;

(v) failure by the Maker to comply with any other covenant or agreement contained herein (including failure of the Maker to provide a Substitute L/C in accordance with the terms hereof after designation of a Substitute L/C Bank by the Holder), if such failure shall continue unremedied for thirty (30) days after actual knowledge of such failure by the Maker;

(vi) the occurrence of an Event of Default under any other Note; or

(vii) the insolvency, receivership, conservatorship, reorganization, winding-up, liquidation or other similar occurrence in respect of the Bank under any applicable law;

then, and in every such Event of Default and at any time thereafter during the continuance of such Event of Default, the Holder may, at its option and in addition to any other available remedy, by notice in writing to the Maker, declare this Purchase Note to be immediately due and payable, together with all interest accrued hereon and any other amounts owed by the Maker hereunder, and on delivery of such a notice, the unpaid principal amount of this Purchase Note and all interest accrued to such date, and any other amounts owed by the Maker hereunder, shall forthwith become immediately due and payable without the necessity of any presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Maker; provided, however, that the payment of this Purchase Note shall not be accelerated so long as the Letter of Credit remains in full force and effect and the Bank has not failed to honor a valid draw request for payment of interest or principal under the Purchase Note.

If the Maker shall default in the payment of the principal of or interest on this Purchase Note or any other amount becoming due hereunder, by acceleration or otherwise, the Maker shall, on demand from the Holder, from time to time, pay interest on such defaulted principal and, to the extent permitted by law, defaulted interest and any other amounts due hereunder, up to the date of actual payment (after as well as before judgment) at a per annum rate equal to the Interest Rate then in effect. In addition, the Maker shall pay to the Holder hereof on demand such additional amounts as shall be sufficient to pay the Holder’s costs and expenses of collection, including without limitation reasonable attorneys’ fees.

In the event of surrender of this Purchase Note to the Bank upon a drawing under the Letter of Credit, if such a surrender is required, any claim for unpaid interest following the honoring of such drawing shall survive such surrender.

The Maker shall deliver to the Holder:

(x) as soon as available and in any event within sixty (60) days after the end of each fiscal quarter of the Maker, an unaudited balance sheet of the Maker as of the end of such fiscal quarter and the related statements of income and cash flows for such fiscal quarter, setting forth in each case in comparative form the figures for the corresponding fiscal quarter in the previous fiscal year or the required period, all certified as to fairness of presentation, preparation in accordance with generally accepted accounting principles and consistency by the chief financial officer, treasurer or chief accounting officer of the Maker or of the controlling member of the Maker; and

(y) as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of the Maker, an unaudited balance sheet of the Maker as of the end of such fiscal year and the related statements of income and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the preceding fiscal year or other required period, all certified as to fairness of presentation, preparation in accordance with generally accepted accounting principles and consistency by the chief financial officer, treasurer or chief accounting officer of the Maker or of the controlling member of the Maker.

For so long as (a) Maker Parent owns any of the outstanding interests in Maker and (b) Maker is a disregarded entity under Treasury Regulation Section 301.7701-3 (and any corresponding provision of state and local tax law), Maker Parent shall treat each Timber Note as indebtedness of Maker Parent for all applicable income tax purposes.

The Maker shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence.

The Maker shall take all steps required by the LLC Agreement to continue the Maker’s identity as a separate legal entity and to make it apparent to other Persons that the Maker is an entity with assets and liabilities distinct from those of any other Person and shall comply with all of its other obligations under the LLC Agreement and the Purchase Agreement.

The Maker will not create, incur, assume or permit to exist any indebtedness, except for (i) indebtedness hereunder and incurred in connection with the Letter of Credit, (ii) other promissory notes (the “Other Notes”) delivered pursuant to the Purchase Agreement as well as indebtedness incurred in connection with any letter of credit related to such Other Notes and (iii) any indebtedness incurred pursuant to interest rate protection agreements, if any, entered in respect of interest payable under this Purchase Note or any Other Note.

The Maker will not take any action to create or encourage the making of a market in this Purchase Note or the listing or trading of this Purchase Note on an “established securities market” or otherwise take any action to render this Purchase Note “readily tradable in an established securities market” within the meaning of Treasury Regulation § 15A.453-1(e)(4).

This Purchase Note may, without restriction, be assigned, pledged, hypothecated or otherwise transferred by the Holder by endorsement or assignment and delivery. The Holder shall promptly notify the Maker of the name and address of any assignee or other transferee.

No delay, omission or waiver on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right of the Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Except as otherwise set forth herein, the rights and remedies of the Holder are cumulative and not exclusive of any rights or remedies the Holder would otherwise have.

The Maker hereby waives diligence, presentment, demand, protest, notice of dishonor and notice of any kind whatsoever, other than those notices specifically required by this Purchase Note.

The Maker’s obligations hereunder are absolute and unconditional and shall not be affected by any circumstance whatsoever, and the Maker hereby agrees to make all payments hereunder in full and when due, whether in respect to principal, interest or any other amount owed by the Maker hereunder, without notice, demand, counterclaim, setoff, deduction, defense, abatement, suspension, limitation, deferment, diminution, recoupment or other right that the Maker may have against the Holder hereof or any other person or entity, and the Maker hereby waives and agrees not to assert any defense (other than payment in accordance with the terms hereof), right of counterclaim, setoff or recoupment, or other right which it may have against the Holder hereof or any other person or entity.

The Maker shall not take any action which would cause any Letter of Credit to terminate prior to the L/C Maturity Date.

As used in this Purchase Note, the following terms shall have the following meanings:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person.

“Business Day” means any day except (i) a Saturday, Sunday or other day on which commercial banks in New York, New York are required or authorized by law to close, and (ii) a day on which commercial banks are not open for international business (including dealings in dollar deposits) in London.

“Collateral Note” means a collateral note, deposit or similar instrument issued by the Bank or Substitute L/C Bank, as applicable, or an Affiliate of the Bank or Substitute L/C Bank, as applicable, which (i) bears interest based on the LIBO Rate for an interest period of six (6) months set [two (2)] Business Days prior to the commencement of the relevant interest period, and (ii) provides for payment of interest fifteen (15) days prior to the dates set forth for payment of interest under this Purchase Note.

“Interest Payment Date” means the last day of each Interest Period and any other date on which the principal and interest on this Purchase Note is due and payable in full.

“Interest Period” means (i) initially, the period commencing on the date hereof and ending on [            ] and (ii) thereafter, each period commencing on the last day of the next preceding Interest Period and ending six (6) months thereafter. The determination of Interest Periods shall be subject to the following provisions:

(i) if any Interest Period would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided, however, that if any Interest Period would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(ii) if any Interest Period begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period), such Interest Period shall end on the last Business Day of a calendar month; and

(iii) no Interest Period shall extend beyond the stated maturity date hereof.

“Interest Rate” means (i) for the first Interest Period [            ]% per annum and (ii) for each Interest Period thereafter a rate per annum equal to the LIBO Rate for such Interest Period plus the Margin. Interest shall be computed based on the actual number of days in an Interest Period divided by 360.

“LIBO Rate” means, for any Interest Period, an interest rate per annum appearing on page 3750 on the Moneyline Telerate Inc. (“Page 3750”) (or any other page that may replace such page from time to time for the purpose of displaying offered rates of leading banks for London interbank deposits in Dollars) at approximately 11:00 a.m., London time, on the day that is [two (2)] Business Days prior to the commencement of such Interest Period for United States dollar deposits having a tenor equal to the duration of such Interest Period, or in the event such offered rate is not available from Page 3750, the average of the rate per annum at which United States dollar deposits are offered to the Bank, as determined by the Bank in accordance with its usual procedures, in the London interbank market at approximately 11:00 a.m., London time, on the day that is [two (2)] Business Days prior to the commencement of such Interest Period for a period equal to such Interest Period; provided, however, that, if a rate cannot be determined pursuant to the foregoing provisions, the LIBO Rate for such Interest Period shall be equal to the rate of interest announced publicly by the Bank in New York, New York from time to time as the Bank’s base rate.

“LLC Agreement” means the Limited Liability Company Agreement of the Maker dated as of [            ].

“Maker Parent” means AgReserves, Inc., a Utah corporation.

“Margin” means [            ]%.

“Moody’s” means Moody’s Investors Service, Inc., and any successor thereto.

“Person” means any individual, corporation, partnership, joint stock company, association, trust, joint venture or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Purchase Agreement” means the Purchase Agreement dated as of November 6, 2013, among Maker Parent and Initial Holder.

“Replacement Reserve Account” means the escrow account of the Maker into which the Maker shall deposit, or cause to be deposited, an amount equal to the cash flow generated by any Collateral Note in excess of the cash flow required to pay interest on this Purchase Note, if any.4

“Standard & Poor’s” means Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and delivered by hand or by registered or certified mail, or by recognized overnight delivery service, if to the Maker, to:

Panama City Timber Finance Company, LLC

c/o AgReserves, Inc.

79 South Main Street, Suite 1200

Salt Lake City, Utah 84111

Attention: Paul C. Genho, Chairman

Facsimile: 801-359-0711

with a copy to:

Foley & Lardner LLP

One Independent Drive, Suite 1300

Jacksonville, Florida 32202-5017

Attention: David C. Cook

                  W. Christopher Rabil

Facsimile: 904-359-8700

and to:

Kirton McConkie PC

50 East South Temple Street

Salt Lake City, Utah 84111

Attention: Robert C. Hyde

Facsimile: 801-321-4893

and if to the Holder hereof, to such address as may be furnished by such Holder to the Maker in writing with copies to:

The St. Joe Company

133 WaterSound Parkway

WaterSound, Florida 32413

Attention: Park Brady

Facsimile: 850-231-7403

[4]	Drafting Note: Definition may be modified to refer to specific account maintained pursuant to the Trust Agreement or otherwise.

and to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Attention: Andrew G. Dietderich

Facsimile: 212-291-9041

or to such other address as may be designated in writing by the Maker or the Holder hereof.

In case any one or more of the provisions hereof should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

This Purchase Note shall bind the Maker and the successors of the Maker, and the term “Maker” herein shall include the successors of the Maker.

The terms of this Purchase Note may be amended from time to time only by the written agreement of the Maker and the Holder.

Notwithstanding anything to the contrary contained in this Purchase Note, but subject to the last sentence of this paragraph, in any action or proceeding brought to enforce any obligation of the Maker under this Purchase Note or to exercise any right or remedy contained in this Purchase Note, no judgment, decree or other remedy shall be enforceable against, nor shall there be any recourse to, nor shall any such judgment or decree be subject to the execution or lien on, (i) any assets of any affiliate of the Maker, (ii) any assets of any manager, trustee, administrator, officer, director, agent or other representative, stockholder, equity holder, or member (whether direct or indirect) of the Maker or any of their respective successors or assigns (each, a “Maker Party”) or (iii) any assets of any manager, trustee, administrator, officer, director, agent, other representative, stockholder, equity holder, or member (whether direct or indirect) of any Maker Party or any of their respective successors or assigns, nor shall the Holder seek any other relief with respect to Persons described in clauses (i) through (iii) of this paragraph, it being specifically understood and agreed that such Persons shall have no personal liability for the payment of any obligations of the Maker under this Purchase Note. Notwithstanding anything to the contrary contained in this Purchase Note, but subject to the last sentence of this paragraph, the Holder agrees that neither it, nor any Person acting on its behalf, may assert any claim or cause of action for payment of any of the obligations of the Maker hereunder against any Maker Party or any manager, trustee, administrator, officer, director, agent, other representative, stockholder, equity holder, member (whether direct or indirect) of any Maker Party or any of their respective successors or assigns. Nothing in this paragraph shall limit the Holder’s rights and remedies with respect to the Member Note or Transferee Member Note (each as defined in the LLC Agreement).

This Purchase Note and the rights and the duties of the Maker and the Holder hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

[Signature pages follow]

Securities and Exchange Commission

Jennifer Gowetski

January 17, 2014

Annex 6-A

Please see attached.